Exhibit 12.1

Ratio of Earnings to Fixed Charges and

Earnings To Fixed Charges Plus Preferred Stock Dividends

(Dollar Amounts in Thousands)

	For the six months ended June 30, 2013	For the years ended December 31,
		2012	2011	2010	2009	2008
Fixed Charges:
Interest Expense	$5,980	$9,808	$9,648	$9,952	$12,615	$9,327
Capitalized Interest	2,768	7,036	7,034	7,771	8,679	10,525

Total	8,748	16,844	16,682	17,723	21,294	19,852
Earnings:
Pre-Tax Income	$8,345	$(130,443)	$8,738	$48,756	$(104,825)	$(152,541)
Fixed Charges	8,748	16,844	16,682	17,723	21,294	19,852
Less:
Capitalized Interest	(2,768)	(7,036)	(7,034)	(7,771)	(8,679)	(10,525)

Total	14,325	(120,635)	18,386	58,708	(92,210)	(143,214)
Ratio (1)	1.64	—	1.10	3.31	—	—
Fixed Charges	$8,748	$16,844	$16,682	$17,723	$21,294	$19,852
Preferred Dividends	2,567	5,139	5,139	5,139	5,140	5,140

Total	11,315	21,983	21,821	22,862	26,434	24,992
Earnings	$14,325	$(120,635)	$18,386	$58,708	$(92,210)	$(143,214)
Ratio (2)	1.27	—	0.84	2.57	—	—

(1)	For the years ended December 31, 2012, December 31, 2009 and December 31, 2008, the Company recognized non-cash ceiling test write-downs of its oil and gas properties totaling $137.1 million, $156.1 million and $266.2 million, respectively. As a result, during 2012, 2009 and 2008, earnings were insufficient to cover fixed charges by $137.5 million, $113.5 million and $163.1 million, respectively, and therefore no ratio is shown.
(2)	For the years ended December 31, 2012, December 31, 2009 and December 31, 2008, the Company recognized non-cash ceiling test write-downs of its oil and gas properties totaling $137.1 million, $156.1 million and $266.2 million, respectively. As a result, during 2012, 2009 and 2008, earnings were insufficient to cover fixed charges plus preferred stock dividends by $142.6 million, $118.6 million and $168.2 million, respectively, and therefore no ratio is shown.